UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                  BLUEFLY, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    096227301
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                                 (CUSIP Number)

                             Maverick Capital, Ltd.
                           Attention: General Counsel
                         300 Crescent Court, 18th Floor
                               Dallas, Texas 75201
                                 (214) 880-4000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  December 21, 2009
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             (Date of Event Which Requires Filing of this Amendment)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No. 096227301                                        Page 2 of 9 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSONS
              Maverick Capital, Ltd.

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              75-2482446
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    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
              Instructions)

              (a) [   ]
              (b) [ x ]
--------------------------------------------------------------------------------
    3         SEC USE ONLY


--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS (See Instructions)

              OO
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
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                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  3,723,897
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  0
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  3,723,897
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  0
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,723,897
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                   [  ]


--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.05%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON (See Instructions)

              IA
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP No. 096227301                                        Page 3 of 9 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSONS

              Maverick Capital Management, LLC

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              75-2686461
--------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
              Instructions)

              (a) [   ]
              (b) [ x ]
--------------------------------------------------------------------------------
    3         SEC USE ONLY


--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS (See Instructions)

              OO
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  3,723,897
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  0
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  3,723,897
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  0
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,723,897
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                   [  ]


--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.05%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON (See Instructions)

              HC
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP No. 096227301                                        Page 4 of 9 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSONS

              Lee S. Ainslie III

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
              Instructions)

              (a) [   ]
              (b) [ x ]
--------------------------------------------------------------------------------
    3         SEC USE ONLY


--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS (See Instructions)

              OO
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  3,723,897
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  0
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  3,723,897
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  0
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,723,897
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                   [  ]


--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.05%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON (See Instructions)

              IN
--------------------------------------------------------------------------------

CUSIP No. 096227301                                            Page 5 of 9 Pages


Item 1. Security and Issuer.

               This Amendment No. 4 amends the Schedule 13D filed on June 15, 2006 and all amendments thereto (this "Amendment") and relates to the Common Stock, par value $0.01 per share (the "Shares"), of Bluefly, Inc. (the "Issuer"), a Delaware corporation with its principal executive offices located at 42 West 39th Street, New York, New York.

Item 2.   Identity and Background.

               (a) This Amendment is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                      (i) Maverick Capital, Ltd. ("Maverick Capital"), a limited partnership organized under the laws of Texas;

                      (ii) Maverick Capital Management, LLC ("Maverick"), a limited liability company organized under the laws of Texas; and

                      (iii) Lee S. Ainslie III ("Mr. Ainslie"), a natural person.

               (b) - (c)  The Reporting Persons

               Maverick Capital is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment manager of portfolio funds which hold Shares of the Issuer, as more particularly described in Item 6 below. Maverick Capital has its principal offices at 300 Crescent Court, 18th Floor, Dallas, Texas 75201.

               Maverick's principal business purpose is to serve as general partner of Maverick Capital. Maverick has its principal offices at 300 Crescent Court, 18th Floor, Dallas, Texas 75201.

               Mr. Ainslie is the manager of Maverick who is granted sole investment discretion pursuant to Maverick's limited liability company regulations. Mr. Ainslie has his principal office at 767 Fifth Avenue, 11th Floor, New York, New York 10153.

               (d) - (e) During the past five years, to the best of the Reporting Persons' knowledge, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

               (f) Mr. Ainslie is a citizen of the United States.

CUSIP No. 096227301                                            Page 6 of 9 Pages


Item 3.   Source and Amount of Funds or Other Considerations.

               The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.


Item 4.   Purpose of Transaction.


               The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

               The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.

               (a) - (b) Based on the information provided by the Issuer, the number of shares outstanding was 18,552,737 as of December 21, 2009. The Reporting Persons may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 3,723,897 Shares. Such Shares constitute approximately 20.05% of the issued and outstanding Shares.

               Maverick is the general partner of Maverick Capital, and pursuant to the terms of Maverick's limited liability company regulations, Mr. Ainslie was appointed as manager of Maverick with sole investment discretion. As a result, Mr. Ainslie, directly and indirectly through Maverick Capital and Maverick, has the sole power to direct the vote and to direct the disposition of the 3,723,897 Shares.

               (c) Except as disclosed in Item 3, none of the Reporting Persons has effected any transaction in the Shares during the past sixty days.

               (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On March 26, 2008, Maverick Capital, pursuant to the respective investment management agreements with Maverick Fund USA, Ltd. ("Fund USA"), Maverick Fund, L.D.C. ("Fund LDC") and Maverick Fund II, Ltd. ("Fund II" and together with Fund USA and Fund LDC, the "Portfolio Funds"), and on behalf of the Portfolio Funds entered into a Standby Commitment Agreement in relation to three million dollars ($3,000,000) of debt financing (the

CUSIP No. 096227301                                            Page 7 of 9 Pages


"Commitment Amount"), by and among the Issuer, the Portfolio Funds and certain other investors (the "Commitment Agreement", a copy of which is attached as Exhibit B and is incorporated herein by reference in response to this Item 6).

               On July 23, 2008, the Issuer borrowed the full Commitment Amount pursuant to the Note Purchase Agreement dated July 23, 2008 (the "Note Purchase Agreement", a copy of which is attached as Exhibit C and is incorporated herein by reference in response to this Item 6), pursuant to which the Portfolio Funds acquired Convertible Promissory Notes (the "Notes", copies of which are attached as Exhibits D, E and F and are incorporated herein by reference in response to this Item 6) granting to the Portfolio Funds the right to convert the Notes into a number of Shares equal to the quotient obtained by dividing the aggregate amount of the principal amount of such Notes to be converted by (i) $3.65 or
(ii) equity securities sold by the Issuer in subsequent rounds of financing for cash at a conversion price based on the lowest price per share paid by any investor in such subsequent round of financing. On December 21, 2009, the Issuer sold Shares at a price of $1.70 per share (the "Conversion Price") to a party unrelated to the Portfolio Funds, and the Portfolio Funds exercised their rights to convert the Notes at the Conversion Price into 665,471 Shares.

               On December 21, 2009, the Portfolio Funds, the Issuer, Quantum Industrial Partners LDC ("QIP"), SFM Domestic Investments, LLC ("SFM" and, together with QIP, the "Soros Parties"), Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., S.A.C. Capital Associates, LLC ("SAC"), GPC XL III, LLC, PEC I, LLC (collectively, the "Prentice Parties"; the Soros Parties, the Portfolio Funds and the Prentice Parties, collectively, the "Existing Stockholders") and Rho Ventures VI, L.P. ("Rho"; the Soros Parties, the Portfolio Funds, the Prentice Parties and Rho, collectively, the "Stockholders") entered into an Amended and Restated Voting Agreement (the "Amended and Restated Voting Rights Agreement", a copy of which is attached as Exhibit G and is incorporated herein by reference in response to this Item 6), which amended and restated a voting agreement entered into by the Issuer and the Existing Stockholders dated as of June 15, 2006.

               Pursuant to Section 1.1 of the Amended and Restated Voting Agreement, subject to shareholder approval, the Board of Directors of the Issuer (the "Board") shall be restructured into a classified board upon the closing of the sale to Rho by the Issuer of the balance of the 8,823,529 Shares not already purchased by Rho in the first closing (the "Rho Transaction").

               Pursuant to Section 1.2 of the Amended and Restated Voting Agreement, the Soros Parties are entitled to designate two members to serve on the Board, Rho is entitled to designate two members to serve on the Board, the Portfolio Funds are entitled to designate one member to serve on the Board, and the Prentice Parties (other than SAC) are entitled to designate one member to serve on the Board.

               Pursuant to Section 1.4 of the Amended and Restated Voting Agreement, the Stockholders agreed to vote all Shares owned by them in favor of the persons designated by each of the Stockholders.

               Pursuant to Section 1.5 of the Amended and Restated Voting Agreement, each of Rho, the Soros Parties, the Portfolio Funds, and the Prentice Parties (other than SAC) will be entitled to have one director designated by them serve on any committee of the Board, subject to applicable law, rules and regulations (including stock exchange regulations), and, if the Issuer establishes an executive committee of the Board, to have each of their director designees under the Amended and Restated Voting Agreement serve on such executive committee of the Board.

               Pursuant to Section 2.1 of the Amended and Restated Voting Agreement, the Existing Stockholders agreed to vote a specified percentage of their Shares in favor of the reclassification of the Board and approval of the Rho Transaction.

               Pursuant to Section 2.2 of the Amended and Restated Voting Agreement, until 90 days after the date of the Amended and Restated Voting Agreement, the Portfolio Funds and the Prentice Parties agreed, subject to certain exceptions, not to, without the prior written consent of the Soros Parties, Rho and the Issuer sell, offer to sell, or enter into any swap, arrangement or similar transaction that transfers Shares, or publicly announce an intention to make such a transaction (the "Lock-Up Restrictions"). Furthermore, if Rho or another person introduced by Rho, makes an offer to the Portfolio Funds to purchase at least 50% of the Shares held by the Portfolio Funds on December 21, 2009 on pricing terms no less favorable than those in the Securities Purchase Agreement dated as of December 21, 2009 between the Issuer and Rho, and otherwise satisfying certain other specified conditions, and the Portfolio Funds do not accept such offer, then the Portfolio Funds will continue to be subject to the Lock-Up Restrictions until December 21, 2010.

               On December 21, 2009, the Portfolio Funds, the Issuer, the Soros Parties, the Prentice Parties and Rho entered into a Registration Rights Agreement (the "Registration Rights Agreement", a copy of which is attached as Exhibit H and is incorporated herein by reference in response to this Item 6).

           The foregoing descriptions of the Commitment Agreement, the Note Purchase Agreement, the Registration Rights Agreement,and the Amended and Restated Voting Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of each such documents which are incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.

               The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 096227301                                            Page 8 of 9 Pages


                                   SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated:  December 24, 2009

                                     MAVERICK CAPITAL, LTD.

                                     By: Maverick Capital Management, LLC,
                                     its General Partner

                                     By: Lee S. Ainslie III, Manager

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

                                     MAVERICK CAPITAL MANAGEMENT, LLC

                                     By: Lee S. Ainslie III, Manager

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

                                     LEE S. AINSLIE III

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

CUSIP No. 096227301                                            Page 9 of 9 Pages


                                  EXHIBIT INDEX
                                  -------------


A. Power of Attorney, dated as of February 13, 2003, granted by Mr. Ainslie in favor of John T. McCafferty.(1)

B. Standby Commitment Agreement, dated as of March 26, 2008, by and among Bluefly, Inc., Quantum Industrial Partners LDC, SFM Domestic Investments LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C., and Maverick Fund II, Ltd.(2)

C. Note Purchase Agreement, dated as of July 23, 2008, entered into by and among Bluefly, Inc., Quantum Industrial Partners LDC, SFM Domestic Investments LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C., and Maverick Fund II, Ltd.(3)

D. Convertible Promissory Note, dated July 23, 2008, issued to Maverick Fund USA, Ltd.(3)

E. Convertible Promissory Note, dated July 23, 2008, issued to Maverick Fund, L.D.C.(3)

F. Convertible Promissory Note, dated July 23, 2008, issued to Maverick Fund II, Ltd.(3)

G. Amended and Restated Voting Agreement, dated as of December 21, 2009 by and among Bluefly, Inc., Quantum Industrial Partners LDC, SFM Domestic Investments, LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C., Maverick Fund II, Ltd., Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., S.A.C. Capital Associates, LLC, GPC XL III, LLC, PEC I, LLC and Rho Ventures VI, L.P.

H. Registration Rights Agreement, dated as of December 21, 2009 by an among Bluefly, Inc., Quantum Industrial Partners LDC, SFM Domestic Investments, LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C., Maverick Fund II, Ltd., Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., GPC XL III, LLC, PEC I, LLC, S.A.C. Capital Associates, LLC,
and Rho Ventures VI, L.P.
-------------------------------------------------------------------------------

(1) Incorporated by reference to Maverick Capital's Schedule 13G filed with SEC on February 14, 2003.

(2) Incorporated by reference to Maverick Capital's Schedule 13D/A filed with the SEC on March 28, 2008.

(3) Incorporated by reference to Maverick Capital's Schedule 13D/A filed with the SEC on July 25, 2008.